CUSIP No. 115736100	13G	Page 1 of 5 Pages
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto filed pursuant to Rule 13d-2(b)1
(Amendment No. 3)

BROWN SHOE COMPANY, INC.

(Name of Issuer)

Common Stock, $3.75 par value per share

(Title of Class of Securities)

115736100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 Pages
No Exhibit Index

13G
CUSIP No. 115736100			Page 2 of 5 Pages

1.	Name of Reporting Person: ABN AMRO Trust Services Company as Trustee for The Brown Shoe Company, Inc. 401(k) Savings Plan Trust		I.R.S. Identification Nos. of above persons (entities only): 36-4041298

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,009,140

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,009,140

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,009,140

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.53%

12.	Type of Reporting Person: OO

CUSIP No. 115736100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:	Brown Shoe Company, Inc.
(b)	Address of Issuer’s Principal Executive Offices:	8300 Maryland Ave.
St. Louis, MO 63105-3693

Item 2.

(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:

ABN AMRO Trust Services Company, as Trustee for The Brown Shoe Company, Inc. 401(k) Savings Plan c/o ABN AMRO Trust Services Company 161 N. Clark Street Chicago, IL 60601

Citizenship: Illinois

(d)	Title of Class of Securities: Common Stock, $3.75 par value per share

(e)	CUSIP Number: 115736100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) – (j) Not Applicable.

Item 4.	Ownership.

(a)	ABN AMRO Trust Services Company acts as trustee (“Trustee”) for The Brown Shoe Company, Inc. 401(k) Savings Plan Trust (“Trust”), which is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). As of January 31, 2005, the Trust held 1,009,140 shares of the Issuer’s common stock. The securities reported include all shares held of record by the Trustee as trustee of the Trust. The Issuer establishes the investment policy (including voting and disposition of shares) for the Trust and the Trustee follows such instructions. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G/A.

(b)	The 1,009,140 shares of common stock represent 5.53% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of January 31, 2005, as provided by the Issuer.

CUSIP No. 115736100	13G	Page 4 of 5 Pages

(c)	(i)	The Trustee holds sole power to vote or to direct the vote over all of the securities that are the subject of this Schedule 13G/A.

	(ii)	The Trustee does not share power to vote or direct the vote over any of the securities that are the subject of this Schedule 13G/A.

	(iii)	The Trustee holds sole power to dispose or direct the disposition of all of the securities that are the subject of this Schedule 13G/A.

	(iv)	The Trustee does not share power to dispose or direct the disposition over any of the shares that are the subject of this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.	Notice of Dissolution of Group.

          Not Applicable.

Item 10.	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 115736100	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005

Date

ABN AMRO Trust Services Company as Trustee for The Brown Shoe Company, Inc. 401(k) Savings Plan Trust

By:	/s/ Terry L. Zirkle

Name:	Terry L. Zirkle

Title:	Executive Vice President